3: s9991201

liquidation

LB-UBS Commercial Mortgage Trust 2000 - C5
HISTORICAL LIQUIDATION REPORT
AS OF 12-11-2001
Prospectus ID	Property Name	Property Type	City	State	% Received From Liquidation	Latest Appraisal or Brokers Opinion	Effect Date of Liquidation	Sales Price	Net Amt Received from Sale	Ending Scheduled Balance	Total P&I Advance Outstanding	Total T & I and Other Expense Advnace Outstanding	Servicing Fees Expense	Net Proceeds	Realized Loss	Date Loss Passed thru	Minor Adj to Trust	Date Minor Adj Passed thru	Total Loss with Adjustment	Loss % of Scheduled Balance

Nothing to Report

Total all Loans:

Current Month Only:

Servicing Fee Expense includes fees such as Liquidation or Disposition fees charged by the Special Servicer

Last Updated on 10/8/02
By LSancho